Caledonia Mining First Quarter 2009 Results

Toronto, Ontario – May 15, 2009: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its first quarter 2009 operating and financial results.

The financial results below are reported in Canadian dollars, except where otherwise stated.

Financial Highlights

(C$ 000’s)	Q1 2009	Q1 2008
Revenue	-	2,504
Net income/(loss) from continuing operations	(799)	791
- per share basic and diluted	(0.002)	0.001
Discontinued operations (loss)	(40)	(70)
Net income (loss) after discontinued operations	(839)	721
- per share basic and diluted	(0.002)	0.001

For the quarter ended March 31, 2009 Caledonia had no revenue due to the suspension of gold production at Blanket Mine in October 2008 and a net loss of $799,000 or $0.002 per fully diluted share. Cash available at the quarter end totaled $2,552,000.

Gold production at the Blanket Mine in Zimbabwe was re-started during April 2009 and the 766 ounces of fine gold produced during that month was exported and delivered to Rand Refineries in South Africa.  This gold has subsequently been sold at the ruling international price and 100% of the proceeds have been transferred to Blanket Mine by Rand Refineries.

Commenting on the results, Stefan Hayden, President and CEO, said: “During the quarter Caledonia’s priority was to maintain Blanket’s operational integrity and secure the appropriate licenses so that Blanket could export gold in terms of the new Zimbabwe Monetary Policy announced on 30 January, 2009.  I am pleased to report that Blanket resumed production in early April 2009.  The ramp up of mined tonnage and gold production to the existing annualised capacity of 24,000 ounces continues as planned and the frequency of electricity outages has diminished somewhat.  Blanket’s ability to achieve full capacity depends on the continuation of un-interrupted power supplies and the continued implementation of the new regulations that permit Blanket to export gold and sell it at international prices.  Completion of the No. 4 Shaft Expansion, which will increase Blanket’s capacity to 40,000 ounces per annum, depends on the availability of debt financing or the generation of working capital.  Negotiations for debt financing of this project are underway and an announcement will be made regarding this should these be concluded on acceptable terms.  Provided there is no reversal of recent improvements in the current economic and political environment in Zimbabwe, shareholders can expect to see Blanket reaching its planned objectives on time.”

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com